EXHIBIT 99.2


                      NOTICE OF SPECIAL MEETING OF MEMBERS


                        MONTGOMERY MUTUAL HOLDING COMPANY
                              119 East Main Street
                          Crawfordsville, Indiana 47933
                                 (765) 362-4710


                      NOTICE OF SPECIAL MEETING OF MEMBERS

                         To Be Held on ___________, 1997


         NOTICE IS HEREBY GIVEN that a special meeting ("Special Meeting") of the members of Montgomery Mutual Holding Company (the "Mutual Holding Company") will be held at ___________________________ located at ____________________,
Crawfordsville, Indiana on __________, 1997 at _:__ _.m., Crawfordsville, Indiana time, to consider and vote upon:

          1. The approval of the Plan of Conversion of the Mutual Holding Company and Agreement and Plan of Reorganization between the Mutual Holding Company and Montgomery Savings, A Federal Association (the "Association"), pursuant to which the Association organized Montgomery Financial Corporation (the "Company") and, upon consummation of the following transactions, will become a wholly owned subsidiary of the Company: (i) the Mutual Holding Company, which currently owns approximately 70.59% of the outstanding shares of common stock of the Association, will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the
               Association,  with the  Association  being the surviving  entity;
               (ii) the Association will then merge with and into an interim institution to be formed as a wholly owned subsidiary of the Company, with the Association being the surviving entity; (iii) the outstanding shares of Association common stock (other than those held by the Mutual Holding Company, which will be cancelled) will be converted into shares of the Company's common stock ("Exchange Shares") pursuant to a ratio that will result in the holders of such shares owning in the aggregate approximately _____% of the Company before giving effect to such stockholders purchasing additional shares in a concurrent stock offering by the Company, receiving cash in lieu of fractional shares or exercising dissenters' rights; and (iv) the offer and sale of shares of the Company's common stock; and




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          2.   Such other  business  as may  properly  come  before the  Special
               Meeting or any adjournment thereof. Except with respect to procedural matters incident to the conduct of the meeting, management is not aware of any other such business.


         The Board of Directors has fixed ____________, 1997 as the voting record date for the determination of members entitled to notice of and to vote at the Special Meeting and at any adjournment thereof. Only those members of the Mutual Holding Company of record as of the close of business on that date will be entitled to vote at the Special Meeting or at any such adjournment.


                                             BY ORDER OF THE BOARD OF DIRECTORS



                                             Earl F. Elliott
                                             Chairman of the Board and President

Crawfordsville, Indiana
_____________, 1997


         THE BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND MARK THE ENCLOSED PROXY CARD FOR ADOPTION OF THE PLAN AND RETURN IT PROMPTLY IN THE ENCLOSED SELF-ADDRESSED STAMPED ENVELOPE. PROXY CARDS MUST BE RECEIVED PRIOR TO THE COMMENCEMENT OF THE SPECIAL MEETING. RETURNING PROXY CARDS WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE SPECIAL MEETING.

         YOUR VOTE IS IMPORTANT. NOT VOTING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PLAN. VOTING ON THE PLAN DOES NOT REQUIRE YOU TO PURCHASE STOCK IN THE OFFERINGS.





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                        MONTGOMERY MUTUAL HOLDING COMPANY


                                 ---------------
                                 PROXY STATEMENT
                                 ---------------


                           SPECIAL MEETING OF MEMBERS
                        To Be Held On ____________, 1997


                                  INTRODUCTION


         This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of Montgomery Mutual Holding Company (the "Mutual Holding Company") of proxies to be voted at the Special Meeting of Members of the Mutual Holding Company (the "Special Meeting") to be held on ___________, 1997 at _____________________________ located at
___________________, Crawfordsville, Indiana at _:__ _.m., Crawfordsville, Indiana time, and at any adjournments thereof. This Special Meeting is being held for the purpose of considering and voting upon a Plan of Conversion of the Mutual Holding Company and Agreement and Plan of Reorganization ("Plan" or the "Plan of Conversion") between the Mutual Holding Company and Montgomery Savings, A Federal Association (the "Association") , pursuant to which the Association organized Montgomery Financial Corporation (the "Company") and, upon consummation of the following transactions, will become a wholly owned subsidiary of the Company: (i) the Mutual Holding Company, which currently owns approximately 70.59% of the outstanding common stock of the Association, will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, with the Association being the surviving entity; (ii) the Association will then merge with and into an interim institution ("Interim") to be formed as a wholly owned subsidiary of the Company, with the Association being the surviving entity operating; (iii) the outstanding shares of Association common stock (other than those held by the Mutual Holding Company, which will be cancelled) (the "Public Association Shares") will be converted into shares of common stock of the Company (the "Exchange Shares") pursuant to a ratio (the "Exchange Ratio") that will result in the holders of such shares owning in the aggregate approximately _____% of the Company, before giving effect to such stockholders purchasing additional shares in a concurrent stock offering by the Company (the "Offerings"), receiving cash in lieu of fractional shares or exercising dissenters' rights; and (iv) the offer and sale of shares of the Company's common stock (the "Conversion Stock") pursuant to the Plan. The offer and sale of the Conversion Stock and the reorganization are referred to herein as the "Conversion and Reorganization."


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         Voting in favor of the Plan of Conversion  will not obligate any person to purchase Conversion Stock. Exchange Shares and shares of Conversion Stock are being offered only by the Prospectus, which is available upon request, if not included herein. See "How to Obtain Additional Information."


                  VOTING RIGHTS AND VOTE REQUIRED FOR APPROVAL


         Depositors of the Association are members of the Mutual Holding Company under its current Charter (the "Members"). All of the Members as of the close of business on _______, 1997 (the "Voting Record Date") who continue to be Members on the date of the Special Meeting or any adjournment thereof will be entitled to vote on the Plan of Conversion. If there are not sufficient votes for approval of the Plan at the time of the Special Meeting, the Special Meeting may be adjourned to permit further solicitation of proxies.

         At the Special Meeting, each depositor Member will be entitled to cast one vote for every $100, or fraction thereof, of the total withdrawal value of all of his accounts in the Association as of the Voting Record Date up to a maximum of 1,000 votes. As of the Voting Record Date, the Association had approximately ______ deposit accounts, the holders of which are entitled to cast a total of approximately _________ votes at the Special Meeting.

         Pursuant to Office of Thrift Supervision ("OTS") regulations, consummation of the Conversion and Reorganization is conditioned upon the approval of the Plan by the OTS, as well as (1) the approval of the holders of at least a majority of the total number of votes eligible to be cast by the Members as of the close of business on the Voting Record Date at the Special Meeting, and (2) the approval of the holders of at least two-thirds of the shares of the outstanding Association Common Stock held by the Mutual Holding Company and the holders of the Public Association Shares (the "Public Stockholders") (collectively, the "Stockholders") as of the Voting Record Date at a Special Meeting of Stockholders called for the purpose of considering the Plan (the "Stockholders' Meeting"). In addition, the Mutual Holding Company, the Association and the Company (the "Primary Parties") have conditioned the consummation of the Conversion and Reorganization on the approval of the Plan by the holders of at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting. The Mutual Holding Company intends to vote its shares of Association Common Stock, which amount to 70.59% of the outstanding shares, in favor of the Plan at the Stockholder's Meeting.

         This Proxy Statement and related materials are first being mailed to Members on or about ___________, 1997.





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                                     PROXIES


         The Board of Directors of the Mutual Holding Company is soliciting the proxy which accompanies this Proxy Statement for use at the Special Meeting. Each proxy solicited hereby, if properly executed, duly returned before the Special Meeting and not revoked prior to or at the Special Meeting, will be voted at the Special Meeting in accordance with the Member's instructions indicated thereon. If no contrary instructions are given on the proxy, the proxy, if signed, will be voted in favor of the Plan of Conversion. If you do not return a proxy or vote at the meeting, it will have the same effect as a vote against the Plan of the Conversion. If any other matters properly come before the Special Meeting, the persons named as proxies will vote upon such matters according to their discretion. Except with respect to procedural matters incident to the conduct of the meeting, no additional matters are expected to come before the Special Meeting.

         Any Member giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Mutual Holding Company either a written revocation of the proxy or a duly executed proxy bearing a later date, or by voting in person at the Special Meeting. Proxies are being solicited only for use at the Special Meeting and any and all adjournments thereof and will not be used for any other meeting.

         Proxies may be solicited by officers, directors and employees of the Mutual Holding Company personally, by telephone or further correspondence without additional compensation.

         Deposits held in a trust or other fiduciary capacity may be voted by the trustee or other fiduciary to whom voting rights are delegated under the trust instrument or other governing document or applicable law. In the case of individual retirement accounts and Keogh trusts established at the Association, the beneficiary may direct the trustee's vote on the Plan of Conversion by returning a completed proxy card to the Mutual Holding Company. For retirement accounts and Keogh trusts, if no proxy card is returned, the trustee will vote in favor of approval of the Plan of Conversion on behalf of such beneficiary.

         The Board of Directors urges you to mark, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible, even if you do not intend to purchase Conversion Stock. This will ensure that your vote will be counted.


                        MONTGOMERY MUTUAL HOLDING COMPANY


         The Mutual Holding Company is a federally chartered mutual holding company which was chartered on August 11, 1995 in connection with the MHC Reorganization. The Mutual Holding Company's primary asset is 600,000 shares of Association Common Stock, which represent 70.6% of the shares of Association Common Stock outstanding as of December 31, 1996. The Mutual

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Holding Company's only other assets consist of deposit accounts in the amount of
$103,000 as of December 31, 1996 (which will become assets of the Association upon consummation of the Conversion and Reorganization). Prior to the Conversion and Reorganization, each depositor in the Association has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the value in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. As part of the Conversion and Reorganization, the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, with the Association being the surviving entity.


                        MONTGOMERY FINANCIAL CORPORATION


         The Company was organized in April 1997 at the direction of the Board of Directors of the Association for the purpose of holding all of the capital stock of the Association and in order to facilitate the Conversion and Reorganization. The Company has applied for approval from the OTS to become a thrift holding company, and as such will be subject to regulation by the OTS. After completion of the Conversion and Reorganization, the Company will conduct business initially as a unitary thrift Company. See "Regulation - The Company." Upon consummation of the Conversion and Reorganization, the Company will have no significant assets other than all of the outstanding shares of Association Common Stock, a note evidencing the Company's loan to the ESOP and the remaining portion of the net proceeds from the Offerings retained by the Company, and the Company will have no significant liabilities. See "Use of Proceeds."

         Management believes that the Company structure will provide the Company with additional flexibility to diversify, should it decide to do so, its business activities through existing or newly formed subsidiaries, or through acquisitions of or mergers with other financial institutions and financial services related companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities or transactions, the Company will be in a position after the Conversion and Reorganization, subject to regulatory limitations and the Company's financial position, to take advantage of any such acquisition and expansion opportunities that may arise. The initial activities of the Company are anticipated to be funded by the proceeds to be retained by the Company and earnings thereon, as well as dividends from the Association. See "Dividend Policy."

         The Company's executive office is located at the home office of the Association at 119 East Main Street, Crawfordsville, Indiana 47933, and its telephone number is (765) 362-4710.




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                    MONTGOMERY SAVINGS, A FEDERAL ASSOCIATION


General

         Montgomery was established in 1888 as an Indiana state-chartered mutual savings and loan association known as The Montgomery Savings Association. It was converted in 1985 to a federally chartered, mutual savings and loan association. In August 1995, the Mutual Association reorganized into the mutual holding company form of organization whereby the Mutual Association (i) formed a new stock savings association; (ii) transferred substantially all of its assets and liabilities to the newly formed stock savings association in exchange for all of the common stock of such institution; and (iii) reorganized from a federally chartered, mutual savings association to a federally chartered, mutual Company known as "Montgomery Mutual Holding Company." As part of the MHC Reorganization, the newly formed stock savings association issued 250,000 shares of Association Common Stock to certain members of the general Public and 600,000 shares of Association Common Stock to the Mutual Holding Company. Montgomery conducts business from four offices, two in Crawfordsville (Montgomery County), one in Covington (Fountain County), and one in Williamsport (Warren County), Indiana. At December 31, 1996, the Association had $94.6 million of total assets, $85.5 million of total liabilities, including $72.3 million of deposits, and $9.1 million of stockholders' equity.

         Montgomery is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by one-to four-family residences. Approximately 99.5% of Montgomery's depositors reside in the State of Indiana. One- to four-family residential loans amounted to $72.2 million, or 85.3%, of Montgomery's total loan portfolio at December 31, 1996. To a lesser extent, Montgomery originates loans secured by existing multi-family residential and nonresidential real estate, which amounted to $7.8 million, or 9.2%, of the total loan portfolio at December 31, 1996, as well as construction loans and consumer loans, which amounted to $1.4 million, or 1.7%, of the total loan portfolio and $3.2 million, or 3.8%, of the total loan portfolio at such date, respectively. Montgomery also invests in U.S. Government and federal agency obligations and mortgage-backed securities which are insured by federal agencies. Montgomery has one wholly owned subsidiary corporation, MSA SERVICE CORP ("MSA"). MSA engages in real estate management and real estate appraisals.

         The Association is a community-oriented savings association which emphasizes customer service and convenience. As part of this strategy, the Association has sought to develop a variety of products and services which meet the needs of its retail customers. The Association generally has sought to achieve long-term financial strength and stability by (i) increasing the amount and stability of its net interest income, (ii) maintaining a high level of asset quality, (iii) maintaining a high level of regulatory capital, and (iv) maintaining low general, administrative and other expenses. In pursuit of these goals, the Association has adopted a number of complementary business strategies which emphasize retail lending and deposit products and services traditionally offered by savings institutions. Highlights of the Association's business strategy include the following:

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         The Association is subject to examination and comprehensive  regulation by the OTS, which is the Association's chartering authority and primary regulator, and by the FDIC, which as administrator of the SAIF insures the Association's deposits up to applicable limits. The Association also is subject to certain reserve requirements established by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") and is a member of the Federal Home Loan Bank ("FHLB") of Indianapolis, which is one of the 12 regional banks comprising the FHLB System. See "Regulation - The Association."


                        THE CONVERSION AND REORGANIZATION


         The Boards of Directors of the Mutual Holding Company, the Association and the Company have approved the Plan of Conversion, as has the OTS, subject to approval by the Members of the Mutual Holding Company and the Stockholders of the Association entitled to vote on the matter and the satisfaction of certain other conditions. Such OTS approval, however, does not constitute a recommendation or endorsement of the Plan by such agency.

General

         The Boards of Directors of the Mutual Holding Company and the Association unanimously adopted the Plan as of December 26, 1996, which was amended on ________, 1997. The Plan has been approved by the OTS, subject to, among other things, approval of the Plan by the Members of the Mutual Holding Company and the Stockholders of the Association. The Members' Meeting and the Stockholders' Meeting have been called for this purpose on ___________, 1997.

         The following is a brief summary of pertinent aspects of the Plan and the Conversion and Reorganization. The summary is qualified in its entirety by reference to the provisions of the Plan, which is available for inspection at each branch office of the Association and at the offices of the OTS. The Plan also is filed as an exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC.

Purposes of the Conversion and Reorganization

         The Mutual Holding Company, as a federally chartered mutual holding company, does not have stockholders and has no authority to issue capital stock. As a result of the Conversion and Reorganization, the Company will be structured in the form used by holding companies of commercial banks, most business entities and a growing number of savings institutions. The holding company form of organization will provide the Company with the ability to diversify the Company's and the Association's business activities through acquisition of or mergers with both stock savings institutions and commercial banks, as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, the Company will be

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in a position  after the Conversion  and  Reorganization,  subject to regulatory limitations and the Company's financial position, to take advantage of any such opportunities that may arise.

         In their decision to pursue the Conversion and Reorganization, the Mutual Holding Company and the Association considered various regulatory uncertainties associated with the mutual holding company structure including the ability to waive dividends in the future as well as the general uncertainty regarding a possible elimination of the federal savings association charter.

         The Conversion and Reorganization will be important to the future growth and performance of the holding company organization by providing a larger capital base to support the operations of the Association and Company and by enhancing their future access to capital markets, their ability to diversify into other financial services related activities, and their ability to provide services to the public. Although the Association currently has the ability to raise additional capital through the sale of additional shares of Association Common Stock, that ability is limited by the mutual holding company structure which, among other things, requires that the Mutual Holding Company hold a majority of the outstanding shares of Association Common Stock.

         The Conversion and Reorganization also will result in an increase in the number of shares of Common Stock to be outstanding as compared to the number of outstanding shares of Public Association Shares which will increase the likelihood of the development of an active and liquid trading market for the Common Stock. See "Market for Common Stock." In addition, the Conversion and Reorganization will enhance the Association's ability to engage in stock repurchases.

         An additional benefit of the Conversion and Reorganization will be an increase in the accumulated earnings and profits of the Association for federal income tax purposes. When the Mutual Association transferred substantially all of its assets and liabilities to the Association in connection with the MHC Reorganization, its accumulated earnings and profits tax attribute was not able to be transferred to the Association because no tax-free reorganization was involved. Accordingly, this tax attribute was retained by the Mutual Association when it converted its charter to that of the Mutual Holding Company, even though the underlying retained earnings were transferred to the Association. The Conversion and Reorganization has been structured to re-unite the accumulated earnings and profits tax attribute retained by the Mutual Holding Company in the MHC Reorganization with the retained earnings of the Association by merging the Mutual Holding Company with and into the Association in a tax-free reorganization. This transaction will increase the Association's ability to pay dividends to the Company in the future. See "Dividend Policy."

         If the Mutual Association had undertaken a standard conversion involving the formation of a stock holding company in 1995, applicable OTS regulations would have required a greater amount of common stock to be sold than the amount of net proceeds raised in the MHC Reorganization. Management of Montgomery believed that it was advisable to profitably invest the $2.1 million of net proceeds raised in the MHC Reorganization prior to raising the larger amount of capital that would have been raised in a standard conversion. A standard conversion in 1995 also would have immediately eliminated all aspects of the mutual form of organization.

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         In light of the foregoing,  the Boards of Directors of the  Association and the Mutual Holding Company believe that the Conversion and Reorganization is in the best interests of such companies and their respective Stockholders and Members.

         Pursuant to OTS regulations, consummation of the Conversion and Reorganization (including the offering of Conversion Stock in the Offerings, as described below) is conditioned upon the approval of the Plan by (1) the OTS,
(2) at least a majority of the total number of votes eligible to be cast by Members of the Mutual Holding Company at the Members' Meeting, and (3) holders of at least two-thirds of the shares of the outstanding Association Common Stock at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion and Reorganization on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.

Effects of the Conversion and Reorganization

         General. Prior to the Conversion and Reorganization, each depositor in the Association has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the balance in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

         Consequently, the depositors of the Association normally have no way to realize the value of their ownership interest in the Mutual Holding Company, which has realizable value only in the unlikely event that the Mutual Holding Company is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of the Mutual Holding Company after other claims are paid.

         Upon consummation of the Conversion and Reorganization, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of the Company. The Common Stock of the Company is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock. The stock certificates are transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in the Association.

         Continuity. While the Conversion and Reorganization is being accomplished, the normal business of the Association of accepting deposits and making loans will continue without interruption. The Association will continue to be subject to regulation by the OTS and the FDIC. After the Conversion and Reorganization, the Association will continue to provide services for depositors and borrowers under current policies by its present management and staff.

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         The  directors  and  officers  of the  Association  at the  time of the
Conversion and Reorganization will continue to serve as directors and officers of the Association after the Conversion and Reorganization. The directors and officers of the Company consist of individuals currently serving as directors and officers of the Mutual Holding Company and the Association, and they generally will retain their positions in the Company after the Conversion and Reorganization.

         Effect on Public Association Shares. Under the Plan, upon consummation of the Conversion and Reorganization, the Public Association Shares shall be converted into Common Stock based upon the Exchange Ratio without any further action on the part of the holder thereof. Upon surrender of the Public Association Shares, Common Stock will be issued in exchange for such shares. See "- Delivery and Exchange of Certificates."

         Upon consummation of the Conversion and Reorganization, the Public Stockholders of the Association, a federally chartered savings association will become stockholders of the Company, an Indiana corporation. For a description of certain changes in the rights of stockholders as a result of the Conversion and Reorganization, see "Comparison of Stockholders' Rights" below.

         Effect on Deposit Accounts. Under the Plan, each depositor in the Association at the time of the Conversion and Reorganization will automatically continue as a depositor after the Conversion and Reorganization, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase Conversion Stock to be issued in the Offerings. Each such account will be insured by the FDIC to the same extent as before the Conversion and Reorganization. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

         Effect on Loans. No loan outstanding from the Association will be affected by the Conversion and Reorganization, and the amount, interest rate, maturity and security for each loan will remain as they were contractually filed prior to the Conversion and Reorganization.

         Effect on Voting Rights of Members. At present, all depositors of the Association are members of, and have voting rights in, the Mutual Holding Company as to all matters requiring membership action. Upon completion of the Conversion and Reorganization, depositors will cease to be members and will no longer be entitled to vote at meetings of the Mutual Holding Company (which will cease to exist). Upon completion of the Conversion and Reorganization, all voting rights in the Association will be vested in the Company as the sole stockholder of the Association. Exclusive voting rights with respect to the Company will be vested in the holders of Common Stock. Depositors of the Association will not have voting rights in the Company after the Conversion and Reorganization, except to the extent that they become stockholders of the Company.

         Tax Effects. Consummation of the Conversion and Reorganization is conditioned on prior receipt by the Primary Parties of rulings or opinions with regard to federal and Indiana income taxation which indicate that the adoption and implementation of the Plan of Conversion set forth herein will not be taxable for federal or Indiana income tax purposes to the Primary Parties or the

Association's Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, except as discussed below. See "- Tax Aspects" below.

         Effect on Liquidation Rights. Were the Mutual Holding Company to liquidate, all claims of the Mutual Holding Company's creditors would be paid first. Thereafter, if there were any assets remaining, Members of the Mutual Holding Company would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at the Association immediately prior to liquidation. In the unlikely event that the Association were to liquidate after the Conversion and Reorganization, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the "liquidation account" to certain depositors (see "- Liquidation Rights" below), with any assets remaining thereafter distributed to the Company as the holder of the Association's capital stock. Pursuant to the rules and regulations of the OTS, a merger, consolidation, sale of bulk assets or similar combination or transaction with another insured institution would not be considered a liquidation for this purpose and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

         Effect on Existing Compensation Plans. Under the Plan, the Association's existing Stock Incentive Plan, Directors' Stock Option Plan and the Management Recognition Plan will become stock benefit plans of the Company and shares of Common Stock will be issued (or reserved for issuance) pursuant to such benefit plans rather than shares of Association Common Stock. See "Management of the Association - Stock Benefit Plans."

Liquidation Rights

         In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor of the Association would receive his pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in the Association at the time of liquidation. After the Conversion and Reorganization, each depositor, in the event of a complete liquidation of the Association, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Association. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. He would not have an interest in the value or assets of the Association or the Company above that amount.

         The Plan provides for the establishment, upon the completion of the Conversion and Reorganization, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the Mutual Holding Company plus the greater of (1) the Association's retained earnings of
$6,642,000  at March 31,  1995,  the date of the latest  statement  of financial condition contained in the final offering circular utilized in the MHC Reorganization, or (2) 70.29% of the Association's total stockholders' equity as reflected in its latest statement of financial condition contained in the final Prospectus utilized in the Offerings. As of the date of this Prospectus, the initial balance of the liquidation account would be $6.7 million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at the Association, would be entitled, upon a complete liquidation of the Association after the Conversion and Reorganization to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of the Association. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in the Association at the close of business on September 30, 1995 or March 31, 1997, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the September 30, 1995 Eligibility Record Date (or the March 31, 1997 Supplemental Eligibility Record Date, as the case may be) bore to the balance of all deposit accounts in the Association on such date.

         If, however, on any June 30 annual closing date of the Association, commencing June 30, 1997, the amount in any deposit account is less than the amount in such deposit account on September 30, 1995 or March 31, 1997, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole stockholder of the Association.

Required Approvals

         Various approvals of the OTS are required in order to consummate the Conversion and Reorganization. The OTS has approved the Plan of Conversion, subject to approval by the Mutual Holding Company's Members and the Association's Stockholders. In addition, consummation of the Conversion and Reorganization is subject to OTS approval of the Company's application to acquire all of the to-be-outstanding Association Common Stock and the applications with respect to the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings institution) into the Association and the merger of Interim into the Association, with the Association being the surviving entity in both mergers. Applications for these approvals have been filed and are currently pending. There can be no assurances that the requisite OTS approvals will be received in a timely manner, in which event the consummation of the Conversion and Reorganization may be delayed beyond the expiration of the Offerings.

         Pursuant to OTS regulations, the Plan of Conversion also must be approved by (1) at least a majority of the total number of votes eligible to be cast by Members of the Mutual Holding Company at the Members' Meeting, and (2) holders of at least two-thirds of the outstanding Association Common Stock at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion and Reorganization on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.


                            MANAGEMENT OF THE COMPANY


Directors and Executive Officers

         The Board of Directors of the Company consists of Earl F. Elliott, J. Lee Walden, John E. Woodward, Mark E. Foster, Joseph M. Malott, C. Rex Henthorn and Robert C. Wright, all of whom are current members of the Board of Directors of the Association. See "Management of the Association - Directors." Each Director of the Company has served as such since the Company's incorporation in 1997. Directors of the Company will serve three-year staggered terms so that approximately one-third of the directors will be elected at each annual meeting of stockholders. The terms of the current directors of the Company are the same as their terms as directors of the Association. The Company does not intend to pay directors a fee for participation on the Board of Directors of the Company.

         The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. The executive officers of the Company are also executive officers of the Association. It is not anticipated that the executive officers of the Company will receive any remuneration in their capacity as Company executive officers.

         The following individuals are executive officers of the Company and hold the offices set forth opposite their names.


        Name                          Position(s) Held With the Company
        ----                          ---------------------------------
        Earl F. Elliott               President and Chief Executive Officer
        J. Lee Walden                 Vice President and Chief Financial Officer
        Nancy L. McCormick            Secretary and Treasurer


         The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, retirement, resignation or removal by the Board of Directors.

         Information concerning the principal occupations and employment of the directors and executive officers of the Company during the past five years is set forth under "Management of the Association - Directors" and "Executive Officer Who Is Not A Director." Directors and executive officers of the Company initially will not be compensated by the Company but will serve and be compensated by the Association.

Benefits

         General. Montgomery currently provides health care benefits to its employees, including hospitalization, disability and major medical insurance, subject to certain deductibles and copayments by employees.

         Incentive Bonus Plan. The Association has an incentive bonus plan which provides for annual cash bonuses to certain officers as a means of recognizing achievement on the part of such employees. The bonuses are determined based on a combination of Montgomery's and the individual employee's performance during the year. The Association's bonus expense was $13,000 for the fiscal year ended June 30, 1996.

         401(k) Plan. In connection with the termination of its defined benefit pension plan, the Association has a qualified, tax-exempt pension plan with a "cash-or-deferred arrangement" qualifying under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). With certain exceptions, all employees who have attained age 21 and who have completed one year of employment, during which they worked at least 1,000 hours, are eligible to participate in the 401(k) Plan as of the earlier of the first day of the plan year or the next July 1 or January 1. Eligible employees are permitted to contribute up to 15% of their compensation to the 401(k) Plan on a pre-tax basis, up to a maximum of $8,728. The Association matches 100% of the first 7% of each participant's salary reduction contribution to the 401(k) Plan.

         Participant contributions to the 401(k) Plan are fully and immediately vested. Withdrawals are not permitted before age 59 1/2 except in the event of death, disability, termination of employment or reasons of proven financial hardship. With certain limitations, participants may make withdrawals from their accounts while actively employed. Upon termination of employment, the participant's accounts will be distributed, unless he or she elects to defer the payment.


         The 401(k) Plan may be amended by the Board of Directors, except that no amendment may be made which would reduce the interest of any participant in the 401(k) Plan trust fund or divert any of the assets of the 401(k) Plan trust fund to purposes other than the benefit of participants or their beneficiaries. The Association's accrued expense for the Plan was $23,000 for the six months ended December 31, 1996 and $45,000 for year ended June 30, 1996 ^.


         Employee Stock Ownership Plan. The Boards of Directors of Montgomery and the Company have approved the adoption of an ESOP for the benefit of employees of the Company and its subsidiaries, including Montgomery. The ESOP is designed to meet the requirements of an employee stock ownership plan as described at Section 4975(e)(7) of the Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The ESOP may borrow in order to finance purchases of the Company's Common Stock.

         It is anticipated that the ESOP will be funded with a loan from the Company (not to exceed an amount equal to 8% of the total number of shares of Common Stock to be outstanding upon completion of the Conversion and Reorganization). The interest rate of the ESOP loan will be equal to the prime rate of interest on the date the loan is made.

         GAAP generally requires that any borrowing by the ESOP from an unaffiliated lender be reflected as a liability in the Company's consolidated financial statements, whether or not such borrowing is guaranteed by, or constitutes a legally binding contribution commitment of, the Company or the Association. The funds used to acquire the ESOP shares are expected to be borrowed from the Company. If the Company finances the ESOP debt, the ESOP debt will be eliminated through consolidation and no liability will be reflected on the Company's consolidated financial statements. In addition, shares purchased with borrowed funds will, to the extent of the borrowings, be excluded from stockholders' equity, representing unearned compensation to employees for future services not yet performed. Consequently, if the ESOP purchases already- issued shares in the open market, the Company's consolidated liabilities will increase to the extent of the ESOP's borrowings, and total and per share stockholders' equity will be reduced to reflect such borrowings. If the ESOP purchases newly issued shares from the Company, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net income would decrease because of the increase in the number of outstanding shares. In either case, as the borrowings used to fund ESOP purchases are repaid, total stockholders' equity will correspondingly increase.

         All employees of the Association are eligible to participate in the ESOP after they attain age 21 and complete one year of service. Employees will be credited for years of service to the Association prior to the adoption of the ESOP for participation and vesting purposes. The Association's contribution to the ESOP is allocated among participants on the basis of compensation. Each participant's account will be credited with cash and shares of Company Common Stock based upon compensation earned during the year with respect to which the contribution is made. Contributions credited to a participant's account are vested on a graduated basis and become fully vested when such participant completes ten years of service. ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service. Distributions will be made in cash and in whole shares of the Company's Common Stock. Fractional shares will be paid in cash. Participants will not incur a tax liability until a distribution is made.

         Each participating employee is entitled to instruct the trustee of the ESOP as to how to vote the shares allocated to his or her account. The trustee will not be affiliated with the Company or Montgomery.

         The ESOP may be amended by the Board of Directors, except that no amendment may be made which would reduce the interest of any participant in the ESOP trust fund or divert any of the assets of the ESOP trust fund to purposes other than the benefit of participants or their beneficiaries.

         Other Stock Benefit Plans. The Company intends to adopt certain stock benefit plans following consummation of the Conversion and Reorganization. Moreover, existing stock benefit plans of the Association, consisting of the 1995 Stock Incentive Plan, 1995 Directors' Stock Option Plan and the Management Recognition Plan, will be adopted by the Company in connection with the Conversion and Reorganization, with the effect that shares of Common Stock will be issuable pursuant thereto and not shares of Association Common Stock.

         1997 Stock Option Plan. The Board of Directors of the Company intends to adopt the 1997 Stock Option Plan (the "1997 Plan") and may submit the 1997 Plan to stockholders at an annual or special meeting of stockholders to be held at least six months following the consummation of the Conversion and Reorganization.

         The 1997 Plan is designed to attract and retain qualified personnel key positions, provide directors, officers and key employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company and reward key employees for outstanding performance and the attainment of targeted goals. Options granted under the 1997 Plan may be either options that qualify under the Code as "incentive stock options" (options that afford preferable tax treatment to recipients upon compliance with certain restrictions and that do not normally result in tax deductions to the employer) or options that do not so qualify. The exercise price of stock options granted under the 1997 Plan is required to be at least equal to the fair market value per share of the stock on the date of grant. All grants will be made in consideration of past and future services rendered to the Association, and in an amount deemed appropriate to encourage the continued retention of the officers and directors who are considered necessary for the continued success of the Association.

         The 1997 Plan provides for the grant of stock appreciation rights ("SARs") at any time, whether or not the participant then holds stock options, granting the right to receive the excess of the market value of the shares represented by the SARs on the date exercised over the exercise price. SARs generally will be subject to the same terms and conditions and exercisable to the same extent as stock options.

         Limited SARs may be granted at the time of, and must be related to, the grant of a stock option or SAR. The exercise of one will reduce to that extent the number of shares represented by the other. Limited SARs will be exercisable only for the 45 days following the expiration of the tender or exchange offer, during which period the related stock option or SAR will be exercisable. However, no SAR or Limited SAR will be exercisable by a 10% beneficial owner, director or senior officer within six months of the date of its grant. The Company has no present intention to grant any SARs or Limited SARs.

         The 1997 Plan will be administered by the Company's Stock Plan Committee which will consist of at least two non-employee directors. The Stock Plan Committee will select the recipients and terms of awards made pursuant to the Stock Option Plan. Assuming the 1997 Plan is submitted to stockholders prior to one year following the consummation of the Conversion and Reorganization, OTS regulations limit the amount of shares that may be awarded pursuant to such stock-based plans to each individual officer, each non-employee director and all non-employee directors as a group to 25%, 5% and 30%, respectively, of the total shares reserved for issuance under each such stock- based plan. In addition, all options would be required to vest in five equal annual installments, commencing one year from the date of grant, subject to the continued service of the holder of such option.

         The 1997 Plan is intended to be funded either with shares purchased in the open market or with authorized but unissued shares of Common Stock. The use of authorized but unissued shares to fund the 1997 Plan could dilute the holdings of stockholders who purchase Conversion Stock in the Offerings. See "Pro Forma Data."

         1997 Recognition Plan. The Company intends to establish the 1997 Recognition Plan in order to provide employees with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company and the Association. The 1997 Recognition Plan may be subject to ratification by stockholders at a meeting to be held not earlier than six months after the completion of the Conversion and Reorganization. The Company will contribute funds to the 1997 Recognition Plan to enable it to acquire in the open market or from authorized but unissued shares (with the decision between open market or authorized but unissued shares based on the Company's future stock price, alternative investment opportunities and capital needs), following stockholder ratification of such plan, an amount of stock equal to 4.0% of the shares of Common Stock to be outstanding upon consummation of the Conversion and Reorganization, less the number of shares in the Management Recognition Plan.

         The Stock Plan Committee of the Board of Directors of the Company will administer the proposed 1997 Recognition Plan. Under the terms of the proposed 1997 Recognition Plan, awards ("Awards") can be granted to key employees in the form of shares of Common stock held by the 1997 Recognition Plan. Awards are non-transferable and non-assignable. In the event the 1997 Recognition Plan is submitted to a vote of stockholders prior to one year following consummation of the Conversion and Reorganization, OTS regulations limit the amount of shares that may be awarded pursuant to such stock-based plans to each individual officer, each non-employee director and all non-employee directors as a group to 25%, 5% and 30%, respectively, of the total shares reserved for issuance under each such stock-based plan.

         Recipients will earn (i.e., become vested in), over a period of time, the shares of Common Stock covered by the Award. Awards made pursuant to the 1997 Recognition Plan will best in five equal annual installments commencing one year from the date of grant. Awards will be 100% vested upon termination of employment due to death or disability. In addition, no awards under the 1997 Recognition Plan to directors and executive officers shall vest in any year in which the Association is not meeting all of its fully phased-in capital requirements. When shares become vested and are actually distributed in accordance with the 1997 recognition Plan, but in no event prior to such time, the participants will also receive amounts equal to any accrued dividends with respect thereto. Earned shares are distributed to recipients as soon as practicable following the date on which they are earned. No determination has been made regarding any possible grants under the 1997 Recognition Plan.

         Employment Agreements. The Association intends to enter into employment agreements with Chief Executive Officer Elliott and President Walden providing for an initial term of three years. The agreements have been filed with the OTS as part of the application of the Company for approval to become a savings and loan holding company. The employment agreements become effective upon completion of the Conversion and Reorganization and provide for an annual base salary in an amount not less than each individual's respective current salary and provide for an annual extension subject to the performance of an annual formal evaluation by disinterested members of the Board of Directors of the Association. The agreements also provide for termination upon the employee's death, for cause or in certain events specified by OTS regulations. The employment agreements are also terminable by the employee upon 90 days's notice of the Association.

         The employment agreements each provide for payment in an amount equal to 299% of the five-year annual average base compensation, in the event there is a "change in control" of the Association where employment involuntarily terminates in connection with such change in control or within twelve months thereafter. for the purposes of the employment agreements, a "change in control" is defined as any event which would require the filing of an application for acquisition of control or notice of change in control pursuant to 12 C.F.R. ss.
574.3 or 4. Such events are generally triggered prior to the acquisition or control of 10% of the Company's Common Stock. See "restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions." If the employment of Chief Executive Officer Elliott or President Walden had been terminated as of December 31, 1996 under circumstances entitling them to severance pay as described above, they would have been entitled to receive a lump such cash payment of approximately $________ and $______, respectively. The agreements also provide for the continued payment to each employee of health benefits for the remainder of the term of their contract in the event such individual is involuntarily terminated in the event of change in control.


                          MANAGEMENT OF THE ASSOCIATION


Directors

         The Association's Bylaws presently provide that the Board of Directors consists of seven members and require the Board of Directors to be divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years or until their successors are elected and qualified, with one class of directors elected annually. The following table sets forth certain information regarding the Board of Directors of the Association.

         The following table sets forth certain information regarding the directors of the Association.



                           Position(s) Held                    Director   Term
Name                       With the Association        Age(1)   Since    Expires
----                       --------------------        ------  --------  -------
Earl F. Elliott .........  Chairman of the Board and      63     1973     1997
                             Chief Executive Officer
Mark E. Foster ..........  Director                       44     1990     1997
Robert C. Wright ........  Director                       52     1996     1997
Joseph M. Malott ........  Director                       59     1978     1998
J. Lee Walden ...........  Director, President and        48     1995     1998
                             Chief Financial Officer
John E. Woodward ........  Director                       68     1975     1999
C. Rex Henthorn .........  Director                       59     1981     1999
-------------------
(1)  At December 31, 1996.

         The business experience of each director is set forth below. All directors have held their present positions for at least the past five years, except as otherwise indicated.

Earl F. Elliott. Mr. Elliott is currently the Chairman of the Board of Directors and Chief Executive Officer of the Association. Mr. Elliott first joined the Association in 1973.

Mark E. Foster. Mr. Foster is the General Manager of a retail farm equipment and automobile dealership located in Montgomery County, Indiana, a position he has held since 1983.

Robert C. Wright. Mr. Wright is the owner and manager of a restaurant located in Montgomery County, Indiana, a position he has held since 1975.

Joseph M. Malott. For the past five years, Mr. Malott has been self-employed as a consultant to financial institutions.

J. Lee Walden. Mr. Walden is currently the Association's President and Chief Financial Officer. Mr Walden first joined the Association in 1984.

John E. Woodward. Mr. Woodward is the President of a collection agency and credit reporting bureau located in Montgomery County, Indiana, a position he has held since 1959.

C. Rex Henthorn. Since 1963, Mr. Henthorn has practiced law in the State of Indiana.

Executive Officers

         The following table sets forth certain information relating to the executive officers of Montgomery as of December 31, 1996.


     Name                       Age       Offices Held
     ----                       ---       ------------
     Earl F. Elliott .........   63       Chairman of the Board and Chief
                                             Executive Officer
     J. Lee Walden ...........   48       President & Chief Financial Officer
     Nancy L. McCormick ......   41       Senior Vice President and Secretary


Executive Officer Who Is Not A Director

Nancy L. McCormick, age 41, is the Association's Senior Vice President and Secretary. Ms. McCormick first joined the Association in 1984 as its Secretary. Ms. McCormick is the custodian of the Association's records and assists the Chief Executive Officer in various management duties.

         Officers are elected annually by the Board of Directors and serve for a one-year period and until their successors are elected. No officers have employment contracts. There are no family relationships between or among the persons named. Each of the officers has held the same or similar position with Montgomery for the past five years.

Supplemental Retirement Plan

         The Association provides for a Supplemental Retirement Benefit to Mr. Elliott. The Benefit consisted of life insurance on Mr. Elliott's life equal in amount to twice his annual salary in the event of his death prior to retirement. In addition, the Association has agreed to pay Mr. Elliott a cash retirement payment, payable either in a lump sum within 30 days after his date of retirement or, at his election, in equal annual installments of not less than $20,000 over such period of time as he shall elect, in an amount determined pursuant to the following table:


         Retirement Date
          Occurs after                               Amount of Cash
         December 31 of:                           Retirement Payment
         ---------------                           ------------------
              1994                                      $ 40,000
              1995                                        60,000
              1996                                        80,000
              1997                                       100,000

As a condition to his receiving the above-indicated cash retirement payments, Mr. Elliott will be required to enter into a written consulting agreement with the Association obligating him, during the remainder of his lifetime but subject to such limitation as his physical condition might impose, to render such reasonable business consulting and advisory services to the Association as the Board might request, and further obligating him not to enter into or engage in any activity or enterprise that would directly or indirectly involve substantial competition with the Association.


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


         The following selected consolidated financial data as of and for the periods ended June 30, 1996, 1995, 1994, 1993 and 1992 have been derived from the audited consolidated financial statements of Montgomery. The selected consolidated financial data as of December 31, 1996 and for the six months ended December 31, 1996 and 1995 have been derived from the unaudited consolidated financial statements of Montgomery which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the six months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the year ending June 30, 1997. The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere herein, including Montgomery's audited financial statements.


                                           December 31,                           June 30,
                                              1996          1996        1995        1994        1993        1992
                                              ----          ----        ----        ----        ----        ----
                                                                             (In Thousands)
Summary of Financial Condition:
  Total assets........................      $94,623       $88,211     $87,324     $79,633     $73,862     $66,722
  Interest-bearing deposits in
    other financial institutions......        5,766         3,607       3,871       1,735       4,735       2,123
  Investment securities
    available for sale(1) ............           52           312         803       1,781       1,762       3,509
  Loans, receivable, net..............       83,770        80,074      77,929      72,215      63,566      57,417
  Deposits............................       72,343        69,709      68,286      62,346      64,681      60,631
 Borrowings...........................       11,928         8,000      10,868      10,338       2,730         250
  Stockholders' equity................        9,082         9,127       6,678       6,290       5,686       5,354


                                                                                                                      Nine
                                                  Six Months Ended                                                    Months
                                                    December 31,                    Year Ended June 30,               Ended
                                                 -----------------        --------------------------------------     June 30,
                                                 1996         1995        1996       1995       1994        1993       1992
                                                 ----         ----        ----       ----       ----        ----       ----
                                                                          (Dollars in Thousands)
Summary of Operating Results:
  Interest income(2)........................     $3,532      $3,373      $6,777     $6,178     $5,594      $5,796     $4,479
  Interest expense..........................      2,201       2,281       4,434      3,907      3,107       3,338      2,855
                                                 ------      ------      ------     ------     ------      ------     ------
     Net interest income....................      1,331       1,092       2,343      2,271      2,487       2,458      1,624
Provision (adjustment) for losses on loans..        ---         (26)         20        (15)        25          38         36
                                                 ------      ------      ------     ------     ------      ------     ------
     Net interest income after provision
      for losses on loans...................      1,331       1,118       2,323      2,286      2,462       2,420      1,588
Other income................................         18          35          23         79        147         162        112
Other expenses:
  Salaries and employee benefits............        449         471         879        902        833         825        533
  Other.....................................        864         455         871        847        823         764        525
                                                 ------      ------      ------     ------     ------      ------     ------
    Total non-interest expense..............      1,313         926       1,750      1,749      1,656       1,589      1,058
                                                 ------      ------      ------     ------     ------      ------     ------
Income before income tax and cumulative
 effect of change in accounting method......         36         227         596        616        953         993        642
Income tax expense..........................         19          79         165        231        349         433        247
                                                 ------      ------      ------     ------     ------      ------     ------
  Income before cumulative effect of change
   in accounting method.....................         17         148         431        385        604         560        395
  Cumulative effect of change in accounting
    method..................................        ---         ---         ---        ---        ---         228        ---
                                                 ------      ------      ------     ------     ------      ------     ------
      Net income............................     $   17      $  148      $  431     $  385     $  604      $  332     $  395
                                                 ======      ======      ======     ======     ======      ======     ======
Net income per share........................     $ 0.02         ---         ---        ---        ---         ---        ---
Net income per share without the special SAIF
 assessment.................................       0.32         ---         ---        ---        ---         ---        ---
Dividends declared per share................       0.20      $ 0.10       $0.30        ---        ---         ---        ---
Dividend pay out ratio......................     100.00%        ---         ---        ---        ---         ---        ---
Performance Ratios:
Return on average assets(3)(4))(5)..........       0.32%       0.34%       0.49%      0.46%      0.79%       0.46%      0.80%
Return on average equity(3)(4)(6)...........       3.19        3.48        4.89       5.78       9.90        5.67      10.25
Average equity to average assets............      10.10        9.64        9.99       7.91       7.96        8.19       7.76
Equity to assets at end of period...........       9.60       10.20       10.35       7.65       7.90        7.70       8.02
Interest rate spread(3)(4)(7)...............       2.59        2.12        2.27       2.54       3.19        3.38       3.12
Asset Qaulity Ratio:
Non-performing assets to total assets ......        .40        1.00         .92       1.08        .66        1.19       1.00
Allowance for loan losses to net loans
 receivable at end of period ...............        .19         .14         .20        .18        .22         .21        .17
Allowance for loan losses to non-performing
 loans at end of period ....................      50.32        5.38       24.96      16.89      29.98       20.24      26.46
Net interest margin(3)(4)(8)................       3.05        2.59        2.77       2.82       3.41        3.61       3.43
Non-performing loans to total loans.........       0.37        0.93         .83       1.05        .73        1.03       0.62
Average interest-earning assets to average
 interest-bearing liabilities...............     109.26      108.78      109.47     105.78     104.96      104.61     104.96
Non-interest expenses to average assets(3)(4)      2.41        2.10        1.98       2.08       2.16        2.22       2.13
Net interest income after provision for loan
 losses to non-interest expenses(3)(4)......       1.21x       1.21x       1.33x      1.31x      1.49x       1.52x      1.50x

------------------
(1) Investment securities are all available for sale beginning July 1, 1994, due to the adoption of Statement of Financial Accounting, Standards No. 115 ("SFAS 115" ). These securities are recorded at fair value and at December 31, 1996 this resulted in no change in total equity, at June 30, 1996 this resulted in a decrease of $57,000 in total equity capital and at June 30, 1995 this resulted in an increase in total equity capital of $3,000.
(2)  Loan origination fees are included in interest income, on a deferral basis.
(3) Information for the six months ended December 31, 1996, has been annualized with the exception of the effect of the one time Savings Association Insurance Fund ("SAIF") special assessment of $428,000 included in other expenses, net of an income tax adjustment of $169,000 affecting net income in the amount of $259,000 for the six month period. Information for the six months ended December 31, 1995, has been annualized with no exceptions.
(4)  Information for the nine months ended June 30, 1992 has been annualized.
(5)  Net income divided by average total assets.
(6)  Net income divided by average total equity.
(7) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.
(8) Net interest income divided by average interest-earning assets.

                                                        21

                                 USE OF PROCEEDS


         Net proceeds from the sale of the Conversion Stock are estimated to be between $7.4 million and $10.1 million ($11.7 million assuming an increase in the Offering Price Range by 15%). See "Pro Forma Data" as to the assumptions used to arrive at such amounts.

         The Company plans to contribute to the Association 50% of the net proceeds from the Offerings and retain the remainder of the net proceeds. The net proceeds will be initially used to invest primarily in short-term interest-bearing deposits and marketable securities. The Company intends to use a portion of the net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase Conversion Stock equal to 8.0% of the Common Stock to be outstanding upon consummation of the Conversion and Reorganization. Based upon the issuance of 85,000 shares and 115,000 shares at the minimum and maximum of the Offering Price Range, respectively, the loan to the ESOP would be $.9 and $1.2 million, respectively. It is anticipated that the loan to the ESOP will have a term of not less than ten years and a fixed rate of interest at the prime rate as of the date of the loan. See "Management of the Association -- Benefit Plans -- Employee Stock Ownership Plan." The net proceeds retained by the Company also may be used to support the future expansion of operations or diversification into other banking-related businesses and for other business or investment purposes, including the acquisition of other financial institutions and/or branch offices, although there are no current plans, arrangements, understandings or agreements regarding such expansion, diversification or acquisitions. In addition, subject to applicable regulatory limitations, the net proceeds also may be used to repurchase shares of Common Stock, although the Company currently has no intention of effecting any such transactions following consummation of the Conversion and Reorganization. See "The Conversion and Reorganization - Certain Restrictions on Purchase or Transfer of Shares after the Conversion and Reorganization." The portion of the net proceeds contributed to the Association will be used for general corporate purposes, primarily investment in residential real estate loans (and will be initially used to invest primarily in short-term interest-bearing deposits and marketable securities) since loan growth in excess of deposit growth has caused Montgomery to use proceeds from the maturity of investment securities to fund loan growth due to the potential income on investment securities being below the actual cost of other sources of loan funding.


                                 DIVIDEND POLICY


         Upon completion of the Conversion and Reorganization, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock, subject to statutory and regulatory requirements. Following consummation of the Conversion and Reorganization, the Board of Directors of the Company intends to pay cash dividends on the Common Stock at an initial quarterly rate equal to $0.10 per share divided by the Exchange Ratio. Based upon the Valuation Price Range, the Exchange Ratio is expected to be 1.1000, 1.2941, 1.4882 and 1.7115 at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively, resulting in an initial quarterly dividend rate of $.091, $.077, $.067 and $.058 per share, respectively, commencing with the first full quarter following consummation of the Conversion and Reorganization. Declarations of dividends by the Board of Directors will depend upon a number of factors, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Association, capital requirements, regulatory limitations, the Company's and the Association's financial condition and results of operations, tax considerations and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. The Association intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion and Reorganization (on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion and Reorganization occurs. Declarations of dividends by the Company's Board of Directors will depend upon a number of factors, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Association, capital requirements, regulatory limitations, the Company's and the Association's financial condition and results of operations, tax considerations and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. The Association intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion and Reorganization (on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion and Reorganization occurs.

         Dividends from the Company will depend, in part, upon receipt of dividends from the Association, because the Company initially will have no source of income other than dividends from the Association and earnings from the investment of proceeds from the sale of Conversion Stock retained by the Company. A regulation of the OTS imposes limitations on "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger and other distributions charged against capital. The regulation establishes a three-tiered system, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings institutions and the least flexibility being afforded to under-capitalized or Tier 3 savings institutions. As of December 31, 1996, the Association was a Tier 1 savings institution and is expected to continue to so qualify immediately following the consummation of the Conversion and Reorganization.

         Any payment of dividends by the Association to the Company which would be deemed to be a distribution from the Association's pre-1988 bad debt reserves for federal income tax purposes would require a payment of taxes at the then-current tax rate by the Association on the amount of earnings deemed to be removed from the reserves for such distribution (at December 31, 1996, the Association's retained earnings and bad debt reserves for federal income tax purposes amounted to $6.9 million and $1.6 million, respectively, and as a result for tax purposes (but not regulatory purposes) the Association could declare approximately $5.3 million of dividends without having to pay taxes on its bad debt reserves for federal income tax purposes). The Association has no current intention of making any distribution that would create such a federal tax liability either before or after the Conversion and Reorganization.

         Unlike the Association, the Company is not subject to the aforementioned regulatory restrictions on the payment of dividends to its stockholders, although the source of such dividends will be, in part, dependent upon dividends from the Association in addition to the net proceeds retained by the Company and earnings thereon. The Company is subject, however, to the requirements of Indiana law.

                             MARKET FOR COMMON STOCK


         The Company has never issued capital stock (other than 100 shares issued to the Association, which will be cancelled upon consummation of the Conversion and Reorganization), and to date an active and liquid trading market has not developed for the 250,000 Public Association Shares outstanding prior to the Offerings. Consequently, there is no established market for the Common Stock at this time. The Company has applied to have its Common Stock quoted on the Nasdaq SmallCap Market under the symbol "____." The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Association or any market maker. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue. Therefore, investors in the Common Stock could have difficulty disposing of their shares and should not view the Common Stock as a short-term investment. The absence of an active and liquid trading market for the Common Stock could affect the price and liquidity of the Common Stock.

         Quotation on the Nasdaq SmallCap Market is dependent upon, among other things, the Company having at least two market makers for the Common Stock and a minimum number of stockholders of record. Based upon the minimum of 787,500 shares of Conversion Stock being offered, the minimum of 250,000 Exchange Shares to be issued, and the anticipated pro forma ownership of officers and directors, the Company expects to satisfy the required minimum number of stockholders of record. Although under no obligation to do so, Keefe, Bruyette & Woods, Inc. has informed the Company that it intends, upon the completion of the Conversion and Reorganization, to make a market in the Common Stock by maintaining bid and ask quotations and trading in the Common Stock so long as the volume of trading activity and certain other market making considerations justify it doing so. While the Company has attempted to obtain commitments from other broker-dealers to act as market makers, and anticipates that prior to the completion of the Conversion and Reorganization, it will be able to obtain the commitment from at least one other broker-dealer to act as a market maker for the Common Stock, there can be no assurance there will be two or more market makers for the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue.


                                 CAPITALIZATION

The following table presents the historical consolidated capitalization of the Association at December 31, 1996, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion and Reorganization, based upon the sale of the number of shares shown below, the issuance of Exchange Shares and the other assumptions set forth under "Pro Forma Data."

                                                                            The Company - Pro Forma
                                                                      Based Upon Sale at $10.00 per share
                                                              ----------------------------------------------------
                                                                                                       1,225,257
                                                  The           787,500       926,470      1,065,441    Shares(1)
                                              Association        Shares        Shares        Shares     (15% above
                                               Historical     (Minimum of   (Midpoint of  (Maximum of   Maximum of
                                             Capitalization      Range)        Range)        Range)       Range)
                                             --------------   -----------   ------------  -----------   ----------
                                                                          (In Thousands)
Deposits(2).................................     $72,343        $72,343       $72,343       $72,343      $72,343
Borrowings(3)...............................      11,928         11,928        11,928        11,928       11,928
Debt in connection with acquisition of
  Common Stock by ESOP......................         ---            ---           ---           ---          ---
                                                 -------        -------       -------       -------      -------
       Total deposits and borrowings........     $84,271        $84,271       $84,271       $84,271      $84,271
                                                 =======        =======       =======       =======      =======
Stockholders' Equity:
  Preferred Stock ($0.01 par value)
    2,000,000 shares authorized; none to be
    issued..................................     $   ---        $   ---       $   ---       $   ---      $   ---
  Common Stock ($0.01 par value)
    8,000,000 shares authorized; 850,000
    issued or to be issued as reflected(4)..           9             11            13            14           17
  Additional paid-in capital(5).............       2,194          9,598        10,965        12,331       13,902
  Retained earnings(5)(6)...................       6,891          6,891         6,891         6,891        6,891
Less:
  Net unrealized loss on securities
    available for sale(5)...................         ---            ---           ---           ---          ---
  Unearned Common Stock held by the
    Management Recognition Plan.............         (12)           ---           ---           ---          ---
  Common Stock to be acquired by the
    1997 Recognition Plan...................         ---            850         1,000         1,150        1,323
  Common Stock to be acquired by the
    ESOP....................................         ---            425           500           575          ---
                                                 -------        -------       -------       -------      -------
       Total Stockholders' Equity...........     $ 9,082        $15,225       $16,369       $17,511      $18,826
                                                 =======        =======       =======       =======      =======

---------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Offering Price Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings or pursuant to an overallotment option which the Company intends to grant Webb in the Public Offering, if any.

(2) Does not reflect withdrawals from deposit accounts for the purchase of Conversion Stock in the Offerings. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3)  Consists of FHLB advances.

(4) Assumes (i) that the 250,000 Public Association Shares outstanding at December 31, 1996 are converted into _______, _______, _______ and _______
     Exchange Shares at the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range, respectively, and (ii) that no fractional shares of Exchange Shares will be issued by the Company. No effect has been given to the issuance of additional shares of Common Stock pursuant to existing and proposed stock benefit plans. See "Pro Forma Data," "Management of the Association - Benefit Plans."

(5) The pro forma additional paid-in capital and retained earnings reflect a restriction of the original retained earnings of the Association prior to the MHC Reorganization. The pro forma additional paid-in capital reflects the $103,000 to be acquired by the Association upon the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings institution) with and into the Association.

(6) The retained earnings of the Association will be substantially restricted after the Conversion and Reorganization by virtue of the liquidation account to be established in connection with the Conversion and Reorganization. See "The Conversion and Reorganization - Liquidation Rights." In addition, certain distributions from the Association's retained earnings may be treated as being from its pre-1988 accumulated bad debt reserve for tax purposes, which would cause the Association to have additional taxable income. See "Regulation - Federal and State Taxation."

                      PRO FORMA REGULATORY CAPITAL ANALYSIS


          At December 31, 1996, the Association exceeded each of the three OTS capital requirements. Set forth below is a summary of the Association's compliance with the OTS capital standards as of December 31, 1996 on a historical basis, in accordance with GAAP, and on a pro forma basis using the assumptions contained under the caption "Pro Forma Data" and assuming that the indicated number of shares were sold, and the Exchange Shares were issued, as of such date.

                                                                      Pro Forma at December 31, 1996
                                                ------------------------------------------------------------------------------------
                                                  787,500 Shares        926,470 Shares       1,225,257 Shares         15% above
                              Historical             Minimum               Midpoint              Maximum               Maximum
                          -----------------     -----------------     -----------------     -----------------     ------------------
                          Amount  Percent(1)    Amount  Percent(1)    Amount  Percent(1)    Amount  Percent(1)    Amount  Percent(1)
                          ------  ----------    ------  ----------    ------  ----------    ------  ----------    ------  ----------
                                                                    (Dollars in Thousands)
GAAP Capital(2) ......    $9,082     9.6%       $11,935    12.2%      $12,470    12.7%      $13,003    13.2%      $13,168    13.7%
                          ======    ====        =======    ====       =======    ====       =======    ====       =======    ====

Tangible Capital:
  Capital level.......    $8,659     9.2%       $11,512    11.8       $12,047    12.3%      $12,580    12.8%      $13,195    13.3%
  Requirement.........     1,412     1.5          1,455     1.5         1,463     1.5         1,471     1.5         1,480      1.5
                          ------    ----        -------    ----       -------    ----       -------    ----       -------     ----
  Excess..............    $7,247     7.7%       $10,057    10.3%      $10,584    10.8%      $11,109    11.3%      $11,715    11.8%
                          ======    ====        =======    ====       =======    ====       =======    ====       =======    ====

Core Capital:
  Capital level.......    $8,659     9.2%       $11,512    11.8%      $12,047    12.3%      $12,580    12.8%      $13,195    13.3%
  Requirement.........     2,835     3.0          2,910     3.0         2,926     3.0         2,942     3.0         2,961     3.0
                          ------    ----        -------    ----       -------    ----       -------    ----       -------     ----
  Excess..............    $5,834     6.2%       $ 8,602     8.8%      $ 9,121     9.3%      $ 9,638     9.8%      $10,234    10.3%
                          ======    ====        =======    ====       =======    ====       =======    ====       =======    ====

Risk-Based Capital:
  Capital level(3)....    $7,630    13.5%       $10,483    18.3%      $11,018    19.2%      $11,551    20.1%      $12,1656   21.1%
  Requirement(4)......     4,530     8.0          4,576     8.0         4,584     8.0         4,593     6.0         4,603      8.0
                          ------    ----        -------    ----       -------    ----         -----    ----       -------    ----
  Excess..............    $3,100     5.5%       $ 5,907    10.3%      $ 6,434    11.2%      $ 6,958    12.1%      $ 7,563    13.1%
                          ======    ====        =======    ====       =======    ====       =======    ====       =======    ====

----------
(1) Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) Total stockholder's equity as calculated under GAAP. Assumes that the Association receives 50% of the net proceeds, offset in part by the aggregate purchase price of Common Stock acquired at $10.00 per share by the ESOP in the Conversion. The amount expected to be borrowed by the ESOP is deducted from pro forma capital to illustrate the possible impact on the Association.

(3) Includes $158,000 of general valuation allowances, all of which qualify as supplementary capital. See "Regulation - Regulatory Capital Requirements."

(4)  Assumes reinvestment of net proceeds in 20% risk-weighted assets.

                                 PRO FORMA DATA


         The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion and Reorganization is completed. However, net proceeds are currently estimated to be between $7.4 million and $10.1 million (or $11.7 million in the event the Offering Price Range is increased by 15%) based upon the following assumptions: (i) all shares of Conversion Stock will be sold in the Subscription and Community Offerings; (ii) no fees will be paid to Webb on shares purchased by (x) the ESOP or by (y) officers, directors and associates thereof; (iii) Webb will receive a fee equal to 1.75% of the aggregate Purchase Price for sales in the Subscription and Community Offering (excluding the sale of shares by the ESOP and to officers, directors or employees or members of their immediate families); and (iv) total expenses, excluding the marketing fees to be paid to Webb, will be approximately $350,000. Actual expenses may vary from those estimated.

         Pro forma net earnings and stockholders' equity have been calculated for the year ended June 30, 1996 as if the Conversion Stock to be issued in the Offerings had been sold (and the Exchange Shares issued) at the beginning of the respective periods and the net proceeds had been invested at 5.43% and 5.91%, respectively, which represent the yield on one-year U.S. Government securities at December 31, 1996 and June 30, 1996, respectively, (which, in light of changes in interest rates in recent periods, are deemed to more accurately reflect pro forma reinvestment rates than the arithmetic average method). The effect of withdrawals from deposit accounts for the purchase of Conversion Stock has not been reflected. An effective combined federal and state tax rate of 39.6% has been assumed for the periods, resulting in after-tax yields of 3.28% and 3.57% for the six months ended December 31, 1996 and the year ended June 30, 1996, respectively. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock, as adjusted to give effect to the shares purchased by the ESOP. See Note 2 to the tables below. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "Use of Proceeds," the Company intends to retain 50% of the net proceeds from the Offerings, from which the Company intends to make a loan to fund the purchase an amount of Conversion Stock equal to 8% of the Common Stock outstanding upon consummation of the Conversion and Reorganization.

         No effect has been given in the tables to the issuance of additional shares of Common Stock pursuant to existing and proposed stock benefit plans. See "Management of the Association Benefits" and "Management of the Association
- Benefit Plans." The tables below give effect to the 1997 Recognition Plan, which is expected to be adopted by the Company following the Conversion and Reorganization and presented (together with the 1997 Stock Option Plan) to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the consummation of the Conversion and Reorganization. If the 1997 Recognition Plan is approved by stockholders, the 1997 Recognition Plan intends to acquire an amount of Common Stock equal to 4.0% of the shares of Conversion Stock issued in the Offerings, either through open market purchases or from authorized but unissued shares of Common Stock. No effect has been given to (i) the Company's results of operations after the Conversion and Reorganization, or (ii) the market price of the Common Stock after the Conversion and Reorganization.

         The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company computed in accordance with generally accepted accounting principles ("GAAP"). The pro forma stockholders' equity is not intended to represent the fair market value of the Common Stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.


                                                   At or For the Six Months Ended December 31, 1996
                                                -------------------------------------------------------
                                                                                             15% Above
                                                  Minimum       Midpoint       Maximum        Maximum
                                                  787,500        926,470      1,065,410      1,225,257
                                                 Shares at      Shares at     Shares at      Shares at
                                                $10.00 per     $10.00 per    $10.00 per     $10.00 per
                                                   Share          Share          Share          Share
                                                ----------     ----------     ---------     -----------
                                                   (Dollars in Thousands, Except Per Share Amounts)
Gross proceeds................................  $   7,875      $   9,265      $  10,654      $  12,253
Less offering expenses and commissions........        489           (490)          (512)          (537)
                                                ---------      ---------      ---------      ---------
 Estimated net proceeds(1)....................      7,406          8,775         10,142         11,716
Less:  ESOP...................................       (850)        (1,000)        (1,150)        (1,323)
       Recognition Plan funding...............       (425)          (500)          (575)          (661)
                                                ---------      ---------      ---------      ---------
Add: Other adjustments(6).....................        115            115            115            115
 Estimated proceeds available for
    investment................................  $   6,246      $   7,390      $   8,532      $   9,847
                                                =========      =========      =========      =========

Net Income:
  Historical..................................  $      17      $      17      $      17      $      17
Pro Forma Adjustments:
   Net earnings from proceeds(2)..............        102            121            140            161
   ESOP(3)....................................        (26)           (30)           (35)           (40)
   Recognition Plan...........................        (26)           (30)           (35)           (40)
     Pro forma net income.....................  $      67      $      78      $      87      $      98
                                                =========      =========      =========      =========

Net Income Per Share:
    Historical(4).............................       0.02           0.01           0.01           0.01
Pro forma Adjustments:
     Net income from proceeds.................       0.10           0.10           0.11           0.11
     ESOP(3)..................................      (0.03)         (0.03)         (0.03)         (0.03)
     Recognition Plan.........................      (0.03)         (0.03)         (0.03)         (0.03)
                                                ---------      ---------      ---------      ---------
         Pro forma net income per share.......  $    0.06      $    0.06         $ 0.06)     $    0.06
                                                =========      =========      =========      =========

Pro forma price to annualized earnings
   per share (P/E ratio)......................      83.33x         83.33x         83.33x         83.33x
Number of shares..............................    951,750      1,155,000      1,326,250      1,527,488

Stockholders' Equity (Book Value)(5):
  Historical(7)...............................  $   9,094      $   9,094      $   9,094      $   9,094
Pro Forma Per Share Adjustments:
  Estimated net proceeds......................      7,406          8,775         10,142         11,176
  Less common stock acquired by:
   ESOP(3)....................................       (850)        (1,000)        (1,150)        (1,322)
   Recognition Plan...........................       (425)          (500)          (575)          (661)
                                                ---------      ---------      --------       ---------
       Pro forma stockholder's equity.........  $  15,225      $  16,369      $  17,511      $  !8,827
                                                =========      =========      =========      =========

Stockholders' Equity (Book Value)(5):
  Per Share(4):
    Historical(7).............................  $    8.56      $    7.27      $    6.33      $    5.50
  Pro Forma Per Share Adjustments:
    Estimated net proceeds....................       6.97           7.02           7.06           7.09
    Less common stock acquired by:
    ESOP(3)...................................      (0.80)         (0.80)         (0.80)         (0.80)
    Recognition Plan..........................      (0.40)         (0.40)          (.40)         (0.40)
                                                ---------      ---------      ---------      ---------
       Pro forma book value per share.........  $   14.33      $   13.10      $   12.19      $   11.39
                                                =========      =========      =========      =========
Pro forma price to book value.................      69.73%         76.34%         82.03%         87.80%
Number of shares .............................  1,062,500      1,250,000      1,437,500      1,653,125


                                                   At or For the Six Months Ended December 31, 1996
                                                -------------------------------------------------------
                                                                                             15% Above
                                                  Minimum       Midpoint       Maximum        Maximum
                                                  787,500        926,470      1,065,410      1,225,257
                                                 Shares at      Shares at     Shares at      Shares at
                                                $10.00 per     $10.00 per    $10.00 per     $10.00 per
                                                   Share          Share          Share          Share
                                                ----------     ----------     ---------     -----------
                                                   (Dollars in Thousands, Except Per Share Amounts)
Gross proceeds................................  $   7,875      $   9,265      $  10,654      $  12,253
Less offering expenses and commissions........       (489)          (490)          (512)          (537)
                                                ---------      ---------      ---------      ---------
 Estimated net proceeds(1)....................      7,406          8,775         10,142         11,716
Less:  ESOP...................................       (850)        (1,000)        (1,150)        (1,323)
         Recognition Plan.....................       (425)          (500)          (575)          (661)
                                                ---------      ---------      ---------      ---------
Add: Other adjustments(6).....................        115            115            115            115
                                                ---------      ---------      ---------      ---------
 Estimated proceeds available for
    investment................................  $   6,246      $   7,390      $   8,532      $   9,847
                                                =========      =========      =========      =========

Net Income:
  Historical..................................  $     431      $     431      $     431      $     431
Pro Forma Adjustments:
   Net earnings from proceeds(2)..............        223            264            305            351
   ESOP(3)....................................        (51)           (60)           (69)           (80)
   Recognition Plan...........................        (51)           (60)           (69)           (80)
                                                ---------      ---------      ---------      ---------
     Pro forma net income.....................  $     552      $     575      $     598      $     622
                                                =========      =========      =========      =========

Net Income Per Share:
    Historical(4).............................  $    0.44      $    0.37      $    0.32      $    0.28
Pro forma Adjustments:
     Net earnings from proceeds...............       0.23           0.23           0.23           0.23
     ESOP(3)..................................      (0.05)         (0.05)         (0.05)         (0.05)
     Recognition Plan.........................      (0.05)         (0.05)         (0.05)         (0.05)
                                                ---------      ---------      ---------      ---------
         Pro forma net income per share.......  $    0.57      $    0.50      $    0.45      $    0.41
                                                =========      =========      =========      =========

Pro forma price to annualized earnings
   per share (P/E ratio)......................      17.54x         20.00x         22.22x         24.39x
Number of shares..............................    986,000      1,160,000      1,334,000      1,534,100

Stockholders' Equity (Book Value)(5):
  Historical(7)...............................  $   9,139      $   9,139      $   9,139      $   9,139
Pro Forma Per Share Adjustments:
  Estimated net proceeds......................      7,406          8,775         10,142         11,716
  Less common stock acquired by:
   ESOP(3)....................................       (850)        (1,000)        (1,150)        (1,322)
   Recognition Plan...........................       (425)          (500)          (575)          (661)
                                                ---------      ---------      ---------      ---------
       Pro forma stockholder's equity.........  $  15,270      $  16,414      $  17.556      $  18,872
                                                =========      =========      =========      =========

Stockholders' Equity (Book Value)(5):
  Per Share(4):
    Historical(7).............................  $    8.69      $    7.31      $    6.36      $    5.53
  Pro Forma Per Share Adjustments:
    Estimated net proceeds....................       6.97           7.02           7.06           7.09
    Less common stock acquired by:
    ESOP(3)...................................      (0.80)         (0.80)         (0.80)         (0.80)
    Recognition Plan..........................      (0.40)         (0.40)         (0.40)         (0.40)
                                                ---------      ---------      ---------      ---------
       Pro forma book value per share.........  $   14.37      $   13.13      $   12.22      $   11.42
                                                =========      =========      =========      =========
Pro forma price to book value.................      69.59%         76.16%         81.83%         87.57%
Number of shares .............................  1,062,500      1,250,000      1,437,500      1,653,125

----------
(1) It is assumed that the cost of the ESOP will be funded from the net proceeds retained by the Company.
(2) No effect has been given to withdrawals from savings accounts for the purpose of purchasing Common Stock in the Conversion. For purposes of calculating pro forma net income, proceeds attributable to purchases by the ESOP, which purchases are to be funded by the Holding Company and the Association, have been deducted from net proceeds.

(3) It is assumed that 8% of the shares of Common Stock offered in the Conversion will be purchased by the ESOP. The funds used to acquire such shares are expected to be borrowed by the ESOP from the net proceeds from the Conversion retained by the Company. The Association intends to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt. The Association's payment of the ESOP debt is based upon equal installments of principal and interest over a 10-year period. However, assuming the Company makes the ESOP loan, interest income earned by the Company on the ESOP debt will offset the interest paid by the Association. Accordingly, only the principal payments on the ESOP debt are recorded as an expense (tax-effected) to the Company on a consolidated basis. The amount of ESOP debt is reflected as a reduction of stockholders' equity. In the event that the ESOP were to receive a loan from an independent third party, both ESOP expense and earnings on the proceeds retained by the Company would be expected to increase.


     For purposes of this table, the purchase price of $10.00 per share was utilized to calculate ESOP expense. The Company intends to record compensation expense related to the ESOP in accordance with Statement of Accounting Principles 93-6 ("SOP 93-6"). As a result, to the extent the value of the Common Stock appreciates over time, compensation expense related to the ESOP will increase. SOP 93-6 also requires that, for the earnings per share computations for leveraged ESOPs, outstanding shares include only such shares as have been committed to be released to participants. See "Management of the Association - Benefit Plans - Employee Stock Ownership Plan."


(4) Historical pro forma per share amounts have been computed as if the shares of Common Stock indicated had been outstanding at the beginning of the periods or on the dates shown, but without any adjustment of historical net income or historical equity to reflect the investment of the estimated net proceeds of the sale of shares in the Conversion as described above. All ESOP shares have been considered outstanding for purposes of computing book value per share. Pro forma share amounts have been computed by dividing the pro forma net income or stockholders' equity (book value) by the number of shares indicated.

(5) "Book value" represents the difference between the stated amounts of the Association's assets (based on historical cost) and liabilities computed in accordance with generally accepted accounting principles. The amounts shown do not reflect the effect of the Liquidation Account which will be established for the benefit of Eligible and Supplemental Eligible Account Holders in the Conversion, or the federal income tax consequences of the restoration to income of the Association's special bad debt reserves for income tax purposes which would be required in the unlikely event of liquidation. See "The Conversion and Reorganization - Effects of Conversion and Reorganization" and "Regulation - Federal and State Taxation." The amounts shown for book value do not represent fair market values or amounts, if any, distributable to stockholders in the unlikely event of liquidation.

(6) Includes assets consolidated from the mutual holding company of $103,000 plus $12,000 of previous funding of the Recognition Plan.

(7) Prior to reduction of $12,000 reflecting the previous funding of the Recognition Plan.

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY


General

         The Company is authorized to issue 8,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. The Company currently expects to issue up to a maximum of _______ shares of Common Stock, including _______ shares of Conversion Stock and _______ shares of Exchange Shares, and no shares of Preferred Stock in the Conversion and Reorganization. Each share of Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the Conversion Stock and the issuance of the Exchange Shares in accordance with the Plan of Conversion, all such stock will be duly authorized, fully paid and nonassessable.

         The Common Stock will represent nonwithdrawable capital, will not be an account of an insurable type and will not be insured by the FDIC or any other governmental authority.

Common Stock

         Dividends. The Company can pay dividends if, as and when declared by. its Board of Directors, subject to compliance with limitations which are imposed by law. See "Dividend Policy." The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

         Voting Rights. Upon completion of the Conversion and Reorganization, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Indiana law or the Company's Articles of Incorporation or as are otherwise presented to them by the Board of Directors. Except as discussed in "Comparison of Stockholders' Rights - Limitations on Acquisitions of Voting Stock and Voting Rights," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may have the right to vote with the holders of Common Stock as a single class or have voting rights as a separate class.

         Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of the then-outstanding Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

         Preemptive Rights. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued in the future. The Common Stock is not subject to redemption.

Preferred Stock

         None of the shares of the Company's authorized Preferred Stock will be issued in the Conversion and Reorganization. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue Preferred Stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                              REVIEW OF OTS ACTION


         Any person aggrieved by a final action of the OTS which approves, with or without conditions, or disapproves a plan of conversion may obtain review of such action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of such person is located, or in the United States Court of Appeals for the District of Columbia, a written petition praying that the final action of the OTS be modified, terminated or set aside. Such petition must be filed within 30 days after the publication of notice of such final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. ss.563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is forthwith transmitted to the OTS by the clerk of the court and thereupon the OTS files in the court the record in proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the OTS. Review of such proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.


                            REGISTRATION REQUIREMENTS


         The Company will register the Common Stock under the Securities Exchange Act of 1934, as amended ("Exchange Act"), in connection with the Conversion and Reorganization and has agreed not to deregister such shares for a period of three years following the Conversion and Reorganization. Upon such registration, the proxy rules, tender offer rules, insider reporting requirements and trading restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable. In addition, upon registration, the Company will furnish its stockholders with annual reports containing audited financial statements as promptly as practicable after the end of each fiscal year.

                                     EXPERTS

         The consolidated financial statements of the Association as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996, have been included herein in reliance upon the report of Geo. S. Olive & Co. LLC, Indianapolis, Indiana, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         Keller has consented to the publication herein of the summary of its report to the Company and the Association setting forth its opinion as to the estimated pro forma market value of the Conunon Stock to be outstanding upon completion of the Conversion and Reorganization and its opinion with respect to subscription rights.


                              LEGAL AND TAX MATTERS


         The legality of the Common Stock and the federal income tax consequences of the Conversion and Reorganization will be passed upon for the Company and the Association by Silver, Freedman & Taff, L.L.P. (a limited liability partnership including professional corporations), Washington, D.C., special counsel to the Company and the Association. The Indiana income tax consequences of the Conversion and Reorganization will be passed upon for the Company and the Association by Geo. S. Olive & Co. LLC. has consented to references herein to its opinion. Certain legal matters will be passed upon for Webb by Breyer & Aguggia, Washington, D.C.


                      HOW TO OBTAIN ADDITIONAL INFORMATION


         You may obtain a copy of the Plan of Conversion, including the Articles of Incorporation and Bylaws the Company, from any office of the Association or in writing from the Mutual Holding Company. Any such requests should be directed to Montgomery Mutual Holding Company, 119 East Main Street, Crawfordsburg, Indiana 47933, Attention: Secretary. So that you have sufficient time to receive and review the requested materials, it is recommended that any such requests be sent so that they are received by the Mutual Holding Company by _______ __, 1997.


                              AVAILABLE INFORMATION


         The Mutual Holding Company has filed with the OTS an Application for Conversion pursuant to which it will reorganize in accordance with the terms of the Plan. This Proxy Statement and the Prospectus omit certain information contained in such Application. The Application may be inspected at the offices of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and at the Central Regional Office of the OTS located at 200 West Madison Street, Suite 1300, Chicago, Illinois 60606.

         The Company has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-1 (File No. 333-_____) ("Registration Statement") under the Securities Act of 1933, as amended, with respect to the Conversion Stock and Exchange Shares being offered in the Offerings. This Proxy Statement and the Prospectus do not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies may be obtained at prescribed rates from the Public Reference Section of the SEC at the same address. The SEC maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the SEC. The address of such site is: http://www.sec.gov. The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement describe all material provisions of such contracts or other documents. Nevertheless, such statements are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.



         PLEASE REMEMBER TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR IMPORTANT VOTE WILL BE COUNTED AT THE SPECIAL MEETING.



         THIS PROXY STATEMENT IS NEITHER AN OFFER TO SELL NOR THE SOLICITATION OF ANY OFFER TO BUY STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS.

                        MONTGOMERY MUTUAL HOLDING COMPANY

                                 REVOCABLY PROXY


         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF MONTGOMERY MUTUAL HOLDING COMPANY (THE "MUTUAL HOLDING COMPANY") FOR USE ONLY AT A SPECIAL MEETING OF MEMBERS TO BE HELD ON _____________, 1997 AND ANY ADJOURNMENT THEREOF.

         The undersigned, being a member of the Mutual Holding Company as of _____________, 1997, hereby authorizes the Board of Directors of the Mutual Holding Company, or any of their successors, as proxies, with full powers of substitution, to represent the undersgined at the Special Meeting of Members of the Mutual Holding Company to be held __________________________________, which is located at _____________________, Crawfordsville, Indiana, on _________________, 1997, at __:00 _.m., Crawfordsville, Indiana time, and at any adjournment of said meeting, and thereat to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, as follows:

   (1)To approve and adopt the Plan of Conversion and Agreement and Plan of Reorganization (the "Plan of Conversion"), pursuant to which (i) the Mutual Holding Company, which currently owns approximately 70.59% of the outstanding shares of common stock of the Montgomery Savings, A Federal Association (the "Association") will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, with the Association being the surviving entity; (ii) an interim institution ("Interim") to be formed as a wholly owned subsidiary of Montgomery Financial Corporation, and Indiana corporation recently formed as a wholly owned subsidiary of the Association (the "Company"), will merge with and into the Association, with the Association being the surviving entity and becoming a wholly owned subsidiary of the Company, (iii) the outstanding shares of Association common stock (other than those held by the Mutual Holding Company, which will be cancelled) will be converted into shares of common stock of the Company pursuant to a ratio that will result in the holders of such shares owning in the aggregate approximately _____% of the Company, before giving effect to such shareholders purchasing additional shares in a concurrent stock offering by the Company, receiving cash in lieu of fractional shares or exercising dissenters rights; and (iv) the offer and sale of shares of the Company's common stock.

          _______                _________                  _________
          |     |                |       |                  |       |
          |     |                |       |                  |       |
          -------                ---------                  ---------
            FOR                   AGAINST                    ABSTAIN

         In their discretion, the proxies are authorized to vote with respect to approval of the minutes of the last meeting of stockholders, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the meeting.

         This proxy may be revoked at any time before it is exercised. Shares of common stock of the Association will be voted as specified. If no specification is made herein, shares will be voted FOR Proposal 1.

                   (Continued and to be signed on other side)

         The undersigned hereby acknowledges receipt of a Notice of Special Meeting of the Stockholders of Montgomery Mutual Holding Company called for __________, 1997 and a Proxy Statement for the Special Meeting prior to the signing of this Proxy.



Date: __________________, 1997



____________________________________
Signature


____________________________________
Signature

Note: Please sign exactly as your name(s) appear(s) on this Proxy. Only one signature is required in the case of a joint account. When signing in a representative capacity, please give title.


________________________________________________________________________________

                PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THIS
                     PROXY CARD USING THE ENCLOSED ENVELOPE.
________________________________________________________________________________


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